18005303

SEC
Mail Processing
Section
MAR 26 2018
Washington DC
408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRANDON INVESTMENTS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 WHEELIS RD., STE. 112
(No. and Street)

MEMPHIS	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAY BRANDON — 901-324-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOLLAR LOGSDON CPA
(Name – *if individual, state last, first, middle name*)

3208 JAMESTON DR.	FLOWER MOUND	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

BRANDON INVESTMENTS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, RAY BRANDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRANDON INVESTMENTS INC., as of DECEMBER 31, 2017, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E. DENBY BRANDON III
STATE OF TENNESSEE
NOTARY PUBLIC
COUNTY OF SHELBY

Signature

CEO

Title

Notary Public

MY COMMISSION EXPIRES NOVEMBER 8, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDON INVESTMENTS, INC.
For the year ended December 31, 2017

TABLE OF CONTENTS

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Brandon Investments, Inc

We have audited the accompanying statement of financial condition of Brandon Investments, Inc as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Brandon Investments, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandon Investments, Inc as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Brandon Investments, Inc's financial statements. The supplemental information is the responsibility of Brandon Investments, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 24, 2018

BRANDON INVESTMENTS, INC
STATEMENT OF FINANCIAL CONDITION
For the Year ended December 31, 2017

ASSETS

Cash and cash equivalents	$ 245,288
Cash segregated under federal regulations	17
Investments-money market mutual fund	1,143
Commissions receivable	20,506
Due from affiliate	88,062
Prepaid expenses	8,094
Furniture and equipment, net	2,509
Deferred tax asset	6,920
Total assets	$ 372,539
	=========

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 13
Accrued payroll taxes	9
Accrued state franchise and excise tax	863
Total liabilities	885
Stockholders' equity	
Common stock, no par value, 100 shares authorized and issued	4,996
Retained earnings	443,703
Subtotal	448,699
Treasury stock, at cost, 26 shares	(77,045)
Total stockholders' equity	371,654
Total liabilities and stockholders' equity	$ 372,539
	========

The accompanying notes are an integral part of these financial statements

BRANDON INVESTMENTS, INC
STATEMENT OF INCOME
For the Year ended December 31, 2017

Revenues	
Commissions	$ 748,368
Interest income	1,192
	749,560
Expenses	
Automobile expense	3,794
Depreciation	1,671
Dues and publications	10,860
Entertainment	5,718
Insurance	98,891
Miscellaneous expense	285
Office supplies and expense	17,568
Postage	3,482
Professional services	18,879
Profit sharing	181,000
Rent	39,651
Salaries	1,239,493
Taxes and licenses	60,539
Telephone	11,388
Travel	15,759
Administrative overhead reimbursement	(956,365)
	752,613
Income before income taxes	(3,053)
Income tax (benefit)	(151)
Net Loss	$ (2,902)

The accompanying notes are an integral part of these financial statements

BRANDON INVESTMENTS, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year ended December 31, 2017

	Treasury Stock	Common Stock	Retained Earnings	Total
Balance at January 1, 2017	$ (77,045)	$ 4,996	$ 446,605	$ 374,556
Net Loss		---	(2,902)	(2,902)
Balance at December 31, 2017	$ (77,045)	$ 4,996	$ 443,703	$ 371,654
	========	=======	========	========

The accompanying notes are an integral part of these financial statements

BRANDON INVESTMENTS, INC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year ended December 31, 2017

Subordinated liabilities at January 1, 2017	$	---
No activity during year		---
Subordinated liabilities at December 31, 2017	$	---

The accompanying notes are an integral part of these financial statements

BRANDON INVESTMENTS, INC
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2017

Cash flows from operating activities	
Net income	$ (2,902)
Adjustments to reconcile net income to net cash Provided by for operating activities:	
Depreciation	1,671
Deferred income taxes	(151)
Changes in operating assets and liabilities	
Investments-money market mutual fund	(5)
Accounts receivable	(5,422)
Due from (to) affiliate	14,147
Prepaid expenses	(302)
Accounts payable	(422)
Accrued state franchise and excise taxes	(22)
Net cash provided by operating activities	$ 6,592
Net increase in cash and cash equivalents	$ 6,592
Cash and cash equivalents at beginning of year	238,696
Cash and cash equivalents at end of year	$ 245,288

The accompanying notes are an integral part of these financial statements

BRANDON INVESTMENTS, INC
NOTES TO FINANCIAL STATEMENTS
For the Year ended December 31, 2017

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and sells shares of open end investment companies or unit investment trusts, life insurance, and annuities. The Company derives its income from commissions on these sales. Commissions are recognized as the related services are performed.

The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of 1934, in accordance with provisions of SEC rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities which relate to the cash basis of accounting used to prepare the income tax returns. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income tax returns for 2014 and subsequent years are subject to examination by taxing authorities.

Fair Value of Assets and Liabilities

ASC 820 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3—significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There are no changes during the year ended December 31, 2017, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The financial assets and liabilities measured at fair value on a recurring basis at December 31, 2017 are as follows:

	December 31, 2017	
	Fair Value	Input Level
American Funds Money Market Fund	$ 1,143	Level 1

BRANDON INVESTMENTS, INC
NOTES TO FINANCIAL STATEMENTS
For the Year ended December 31, 2017

Subsequent Events

Management has reviewed events occurring through January 24, 2018, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

NOTE 2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 120,012
Less accumulated depreciation	117,503
	$ 2,509
	=========

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2017, the Company had net capital of $ 245,540 which was $ 240,540 in excess of its minimum net capital required of $ 5,000.

NOTE 4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2017.

During 2017, Brandon Financial Planning, Inc. earned 59.4% of the combined revenues of the two companies. Brandon Financial Planning, Inc. reimburses the Company for the common expense allocated to it. The expenses affected and the amounts which are being allocated are listed below:

Insurance-group	$ 51,969
Profit sharing	107,514
Rent	23,553
Salaries	736,259
Taxes-payroll	30,306
Telephone	6,764
	$ 956,365
	========

NOTE 5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $ 181,000 for the year ended December 31, 2017.

NOTE 6. INCOME TAXES

Income taxes consist of the following:

Current		
Federal (refund)		$ -0-
State		-0----
Total current income taxes		$ -0-
Deferred		
Federal	(500)	
State	349	
Total deferred income taxes		(151)
Total income taxes		$ (151)
		=======

The difference between income taxes on income before income taxes and the amount computed by applying statutory federal tax rates relates principally to state income tax and nondeductible expenses.

At December 31, 2017, the Company has net operating loss carryforwards of $ 41,373 for federal income tax purposes and $ 55,807 for state income tax purposes.

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has a non-cancelable operating lease for its office space expiring May 31, 2021. rent expense under this lease was $ 39,651 in 2017. See footnote 4 for amounts reimbursed to the Company.

Future minimum operating lease payments at December 31, 2017 are as follows:

Year	
2018	$ 38,924
2019	39,704
2020	40,503
2021	17,016
	$ 136,147

NOTE 8. EXEMPTION FROM FILING FORM SIPC-7

Brandon Investments, Inc. claims an exemption from filing Form SIPC-7 through the filing of Form SIPC-3 because their business as a broker-dealer consists of the sale of variable annuities, registered open end investment companies or unit investment trusts and insurance.

NOTE 9. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the security industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

BRANDON INVESTMENTS, INC
SCHEDULE I
For the Year ended December 31, 2017

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total stockholders' equity	$ 371,654
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	371,654
Deductions and/or charges for non allowable assets:	
Commissions receivable	20,506
Due from affiliate	88,062
Deferred tax asset	6,920
Prepaid expenses	8,094
Furniture and equipment, net	2,509
Total deductions and/or charges for non allowable assets	126,091
Net capital before haircuts on securities positions	245,563
Haircuts on securities	23
Net capital	$ 245,540
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition	$ 885
Total aggregate indebtedness	$ 885
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 240,540
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 239,540
Percentage of aggregate indebtedness to net capital	0.36%

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed the Company's unaudited December 31, 2016 FOCUS report.

BRANDON INVESTMENTS, INC
SCHEDULE II
For the Year ended December 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

Rule 15c3-3(k)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investment, Inc."

Brandon Investment, Inc. qualifies for this exemption.

BRANDON INVESTMENTS, INC
SCHEDULE III
For the Year ended December 31, 2017

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

Rule 15c3-3(K)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investments, Inc."

Brandon Investment, Inc. qualifies for this exemption.

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Brandon Investments, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandon Investments, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandon Investments, Inc claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i), (the "exemption provisions") and (2) Brandon Investments, Inc stated that Brandon Investments, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Brandon Investments, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandon Investments, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 24, 2018

BRANDON INVESTMENTS, INC
5101 Wheelis Drive
Suite 112
Memphis, TN 38117

EXEMPTION REPORT

Brandon Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §5c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

BRANDON INVESTMETNS, INC

I, Ray Brandon, affirm that o the best of my knowledge and belief, this Exemption Report is true and correct.

Ray Brandon
President
Brandon Investments, Inc.

February 26, 2018